Exhibit 99.5

FORM OF LETTER TO CLIENTS OF BROKERS AND OTHER NOMINEE HOLDERS
FLEXSHOPPER, INC.

35,000,000 Units
Offered Pursuant to Subscription Rights
Distributed to Stockholders
of FlexShopper, Inc.

__________, 2024

To Our Clients:

Enclosed for your consideration are (i) a prospectus, dated ________, 2024 (the “Prospectus”), (ii) “Instructions as to Use of FlexShopper, Inc. Non-Transferable Subscription Rights” and (iii) “Instructions as to Use of FlexShopper, Inc. Non-Transferable Series Rights Certificates” relating to the rights offering being conducted by FlexShopper, Inc., a Delaware corporation (the “Company”), of non-transferable subscription rights (the “Subscription Right”) entitling holders to purchase units of securities consisting of one share of common stock, one Series A common stock purchase right (“Series A Right”), one series B common stock purchase right (“Series B Right”) and one series C common stock purchase right (“Series C Right and, collectively with Series A Right and Series B Right, the “Series Rights”) at a subscription price equal to $____ (the “Unit Subscription Price”). The Subscription Rights will expire if not exercised prior to 5:00 p.m., Eastern time, on the date that is 30 days following the date of the Prospectus, unless we extend or terminate the subscription offering.

The Series Rights are exercisable commencing on their date of issuance at an exercise price equal to the higher of (x) the Unit Subscription Price or (y)(i) in the case of the Series A Rights, 90% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series A Rights, which is 30 days following the closing date of the subscription offering, but in any event not to exceed 150% of the Unit Subscription Price, (ii) in the case of the Series B Rights, 87.5% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series B Rights, which is 60 days following the closing date of the subscription offering, but in any event not to exceed 200% of the Unit Subscription Price, and (iii) in the case of the Series C Rights, 85% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series C Rights, which is 90 days following the closing date of the subscription offering, but in any event not to exceed 250% of the Unit Subscription Price, with the exercise price in each instance rounded down to the nearest whole cent.

As described in the Prospectus, each holder of common stock (whether beneficially owned or issuable upon the conversion of our preferred stock) will receive two Subscription Rights. Each Subscription Right entitles holders as of the record date of 5:00 p.m., Eastern time, on _________, 2024 (the “Record Date”), to a basic right, which will allow such holder to purchase one unit, and an over-subscription privilege which will be exercisable only if holder exercises his or her basic right in full and will entitle holder to purchase additional units for which other rights holders do not subscribe.

You will be required to submit payment in full for all the units you wish to buy in the rights offering. If you wish to maximize the number of units you may purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the estimated Unit Subscription Price for the maximum number of units available to you, assuming that no shareholder other than you has purchased any units pursuant to the basic rights and over-subscription privilege. The Company will eliminate fractional units resulting from the exercise of the over-subscription privilege by rounding down to the nearest whole number, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Continental Stock Transfer & Trust Company, which will act as the subscription agent for the offering, will be promptly returned, without interest or penalty.

The Company can provide no assurances that you will actually be entitled to purchase the number of units subscribed for pursuant to the exercise of your over-subscription privilege in full at the expiration of the subscription offering. Subject to the ownership limitation described below, the Company will seek to honor the over-subscription requests in full. If over-subscription requests exceed the number of units available, however, the Company will allocate the available units pro rata among the rights holders in proportion to the number of over-subscription units for which they have subscribed. Continental Stock Transfer & Trust Company will determine the over-subscription allocation. To the extent the actual number of unsubscribed units available to the holder pursuant to the over-subscription privilege is less than the amount actually paid for in connection with the exercise of the over-subscription privilege, the holder will be allocated only the number of unsubscribed units available to the holder, and any excess subscription payment will be promptly returned to the holder, without interest or penalty, after the expiration of this offering.

The Subscription Rights are evidenced by a Non-Transferable Subscription Rights Certificate issued to shareholder of record and will cease to have any value after the expiration of the Subscription Rights. Each of the Series Rights will be evidenced by a Non-Transferrable Series Right Certificate issued to stockholders who exercised their Subscription Rights and will cease to have any value after the applicable expiration date for each Series Right.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY THE COMPANY IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. THE SUBSCRIPTION RIGHTS AND SERIES RIGHTS MAY BE EXERCISED ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any units to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus and whether you wish us to exercise the Series Rights. However, we urge you to read the document carefully before instructing us to exercise your Subscription Rights or Series Rights.

If you wish to have us, on your behalf, exercise the Subscription Rights for units or Series Rights for shares of common stock to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election form.

Your Beneficial Owner Election form to us should be forwarded as promptly as possible in order to permit us to exercise your Subscription Rights or Series Right on your behalf in accordance with the provisions of the rights offering. The subscription offering will expire on ___________ and the Series Rights will expire thereafter on each of their respective expiration dates. Please contact us for our deadline with respect to your submission of the Beneficial Owner Election form. Once you have exercised your Subscription Rights or Series Rights, such exercise may not be revoked, even if you later learn information that you consider to be unfavorable to the exercise of your Subscription Rights or Series Rights.

Additional copies of the enclosed materials may be obtained from MacKenzie Partners, Inc., the Information Agent, by telephone at (212) 929-5500 (bankers and brokers) or (800) 322-2885 (all others) or by email at rightsoffer@mackenziepartners.com. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.